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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                   FORM 8-A/A
                                Amendment No. 5


               FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                   PURSUANT TO SECTION 12(b) OR 12(g) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

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                             SUN MICROSYSTEMS, INC.
             (Exact name of Registrant as specified in its charter)

                     Delaware                       94-2805249
             (State of Incorporation)            (I.R.S. Employer
                                              Identification Number)


                 2550 Garcia Avenue
             Mountain View, California              94043-1100
       (Address of principal executive offices)     (Zip Code)

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       Securities to be registered pursuant to Section 12(b) of the Act:

     Title of each class                     Name of each exchange on
     to be so registered               which each class is to be registered
     -------------------               ------------------------------------
           None                                        None

       Securities to be registered pursuant to Section 12(g) of the Act:
                          COMMON SHARE PURCHASE RIGHTS
                                (Title of Class)

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Item 1. Description of Securities to be Registered.

     On April 26, 1989, the Board of Directors of Sun Microsystems, Inc. (the "Company") declared a dividend of one common share purchase right (a "Right") for each outstanding share of Common Stock, $.00067 par value (the "Common Shares"), of the Company. The dividend was paid on May 26, 1989 (the "Record Date") to stockholders of record as of the close of business on that date, and Rights have been issued in connection with all Common Shares issued since that date. Each Right entitles the registered holder to purchase from the Company one Common Share at a price of $200.00 (the "Purchase Price"). The $200.00 Purchase Price set forth herein does not give effect to the Company's recently announced two-for-one stock split, declared by the Company's Board of Directors on November 2, 1995 in the form of a stock dividend issuable to holders of record on November 20, 1995 (the "Recent Stock Split"). The Purchase Price is subject to adjustment from time to time as a result of certain events set forth in the Amended Rights Agreement, as defined below, including the Recent Stock Split. The description and terms of the Rights are set forth in a First Amended and Restated Common Shares Rights Agreement dated as of December 14, 1990 between the Company and The First National Bank of Boston as Rights Agent (the "Amended Rights Agreement"), as amended by the Amendment dated as of October 2, 1991 (the "First Amendment"), the Second Amendment dated August 5, 1992 (the "Second Amendment"), the Third Amendment dated November 2, 1994 (the "Third Amendment") and the Fourth Amendment dated November 1, 1995 (the "Fourth Amendment").

     The following is a general description only and is subject to the detailed terms and conditions of the Amended Rights Agreement, the First Amendment, the Second Amendment, the Third Amendment and the Fourth Amendment. A copy of the Amended Rights Agreement, including the form of Rights Certificate and the Summary of Terms provided to stockholders of the Company, the First Amendment, the Second Amendment, the Third Amendment and the Fourth Amendment, are attached or incorporated as Exhibits 1, 2, 3, 4 and 5, respectively, to this Registration Statement and are incorporated herein by reference.

Rights Evidenced by Common Share Certificates

     The Rights will not be exercisable until the Distribution Date (defined below). Certificates for the Rights ("Rights Certificates") have not been, and until after the Distribution Date will not be, sent to stockholders. Until after the Distribution Date, Rights will remain attached to and trade only together with the Common Shares. Accordingly, Common Share certificates outstanding on the Record Date evidence the Rights related thereto, and Common Share certificates issued after the Record Date contain a notation incorporating the Amended Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender or transfer of any certificates for Common Shares outstanding as of or after the Record Date, even without notation or a copy of the Summary of Terms being attached thereto, also constitutes the transfer of the Rights associated with the Common Shares represented by such certificates.

Distribution Date

     The Rights will separate from the Common Shares, Rights Certificates will be issued and the Rights will become exercisable upon the earlier of: (i) 10 days (or such later date as may be determined by a majority of the Board of Directors, excluding directors affiliated with the

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Acquiring  Person,  as defined below (the "Continuing  Directors"))  following a public announcement (which for purposes of this definition shall include, without limitation, a report filed pursuant to Section 13(d) under the Exchange Act, except as set forth below) by the Company or an Acquiring Person that an Acquiring Person has become such, provided that, if such person is determined not to have become an Acquiring Person pursuant to the definition of Acquiring Person below, then no acquisition shall be deemed to have occurred or (ii) 10 business days (or such later date as may be determined by a majority of the Continuing Directors) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 30% or more of the outstanding Common Shares. The earlier of such dates is referred to as the "Distribution Date."

     "Acquiring Person" shall mean any person who or which, together with all affiliates and associates of such person, shall be the beneficial owner of 10% or more of the Common Shares then outstanding, but shall not include the Company. No person shall become an "Acquiring Person" if as the result of an acquisition of Common Shares by the Company which, by reducing the number of shares outstanding, increases the proportionate number of shares beneficially owned by such person to 10% or more of the Common Shares of the Company then outstanding; provided, however, that if a person shall become the beneficial owner of 10% or more of the Common Shares of the Company then outstanding by reason of share purchases by the Company and shall, after such purchases by the Company, become the beneficial owner of any additional Common Shares of the
Company, then such person shall be deemed to be an "Acquiring Person." Notwithstanding the foregoing, no person shall become an "Acquiring Person" if such person would have become an "Acquiring Person" inadvertently but for the operation of this sentence and such person is the beneficial owner of less than 10% of the outstanding Common Shares within five trading days after communicating to the Board of Directors of the Company such person's Common Shares ownership position and the inadvertent nature of that position.

     In addition, notwithstanding the foregoing, a person or group of affiliated or associated persons who acquires or obtains the right to acquire beneficial ownership of 10% or more but less than 20% of the Common Shares then outstanding AND files a Schedule 13G rather than a Schedule 13D in accordance with Section 13(d) or Rule 13(d)(1) of the Exchange Act with respect to such Common Shares shall not be deemed to have acquired "beneficial ownership" of such Common Shares for purposes of the Amended Rights Agreement and therefore, will not be deemed to be an "Acquiring Person" under the Amended Rights Agreement, but only for so long as such person or group beneficially owns less than 20% of the then outstanding Common Shares or is not otherwise required to file a Schedule 13D under the Exchange Act, as may be determined by the Board of Directors.

Issuance of Rights Certificates; Expiration of Rights

     As soon as practicable following the Distribution Date, separate Rights Certificates will be mailed to holders of record of the Common Shares as of the close of business on the Distribution Date and such separate Rights Certificates alone will evidence the Rights from and after the Distribution Date. Unless otherwise specified by the Board of Directors at the time of issuance, all Common Shares issued prior to the Distribution Date will be issued with Rights. Common Shares issued after the Distribution Date may be issued with Rights if such shares are issued (i) upon the conversion of securities issued after adoption of the original Common Shares Rights

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Agreement  (dated as of May 15, 1989) or (ii)  pursuant to the exercise of stock options or under employee benefit plans or pursuant to the conversion of the Company's outstanding convertible subordinated debentures unless such issuance would result in (or create a risk of) such options, plans or debentures failing to qualify for otherwise available special tax treatment. Except as otherwise determined by the Board of Directors, no other Common Shares issued after the Distribution Date will be issued with Rights. The Rights will expire on the earliest of (i) May 25, 1999 (the "Final Expiration Date"), (ii) redemption or exchange of the Rights as described below or (iii) consummation of an acquisition of the Company satisfying certain conditions by a person who acquired shares pursuant to a Permitted Offer as described below.

Initial Exercise of the Rights

     Following the Distribution Date, and until one of the further events described below, holders of the Rights will be entitled to receive, upon exercise and the payment of $200.00 per Right, one Common Share.

Protection Against Certain Acquisitions Not Negotiated with the Board of Directors; Right to Buy Common Shares at Half Price

     Unless the Rights are earlier redeemed, in the event that a person becomes the beneficial owner of 10% or more of the Company's Common Shares then outstanding (other than pursuant to a tender offer deemed fair by the Board of Directors (a "Permitted Offer")), then proper provision will be made so that each holder of a Right which has not theretofore been exercised (other than Rights beneficially owned by the Acquiring Person, which will thereafter be void) will thereafter have the right to receive, upon exercise, Common Shares having a value equal to two times the Purchase Price. Rights are not exercisable following the occurrence of the event set forth above until the Distribution Date.

     In the event that the Company does not have sufficient Common Shares available for all Rights to be exercised, or the Board decides that such action is necessary and not contrary to the interests of Rights holders, the Company may instead substitute cash, assets or other securities for the Common Shares into which the Rights would have been exchangeable under this provision or as described below.

Protection Against Certain Unfair Two-Step or Coercive Transactions; Right to Buy Acquiring Company Stock at Half Price

     Similarly, unless the Rights are earlier redeemed, in the event that, after the Distribution Date, (i) the Company is acquired in a merger or other business combination transaction in which the Company is not the surviving corporation or in which the Company's outstanding Common Shares are changed or exchanged for stock or assets of another person or (ii) 50% or more of the Company's consolidated assets or earning power is sold (other than in transactions in the ordinary course of business), proper provision will be made so that each holder of a Right which has not theretofore been exercised (other than Rights beneficially owned by the Acquiring Person, which will thereafter be void) will thereafter have the right to receive, upon exercise, shares of common stock of the acquiring company having a value equal to two times the Purchase Price (unless the transaction satisfies certain conditions and is consummated with a person who acquired shares pursuant to a Permitted Offer, in which case the Rights will expire).

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Exchange Provision

     At any time after the acquisition by an Acquiring Person of beneficial ownership of 10% or more of the Company's outstanding Common Shares and prior to the acquisition by such Acquiring Person of 50% or more of the Company's outstanding Common Shares, the Board of Directors of the Company may exchange the Rights (other than Rights owned by the Acquiring Person), in whole or in part, at an exchange ratio of one Common Share per Right (subject to adjustment).

Adjustments to Prevent Dilution

     The Purchase Price payable, the number of Rights and the number of Common Shares or other securities or property issuable upon exercise of the Rights are subject to adjustment from time to time to prevent dilution as set forth in the Amended Rights Agreement. With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price.

Redemption

     At any time on or prior to the close of business on the earlier of (i) ten days (or such later date as may be determined by the Continuing Directors) after the accumulation of beneficial ownership of 10% or more of the Company's shares by a single acquiror or group or (ii) the Final Expiration Date of the Rights, the Company may redeem the Rights in whole, but not in part, at a price of $.0l per Right ("Redemption Price"). Immediately upon the action of the Board of Directors ordering redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

No Stockholders' Rights Prior to Exercise

     Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company (other than any rights resulting from such holder's ownership of Common Shares), including, without limitation, the right to vote or to receive dividends.

Amendment of Amended Rights Agreement

     The provisions of the Amended Rights Agreement may be supplemented or amended by the Board of Directors in any manner prior to the close of business on the Distribution Date without the approval of Rights holders. After the Distribution Date, the provisions of the Amended Rights Agreement may be amended by the Board in order to cure any ambiguity, defect or inconsistency, to make changes which do not adversely affect the interests of holders of Rights (excluding the interests of any Acquiring Person), or to shorten or lengthen any time period under the Amended Rights Agreement; provided however, that no amendment to adjust the time period governing redemption shall be made at such time as the Rights are not redeemable.

Certain Anti-takeover Effects

     The Rights approved by the Board are designed to protect and maximize the value of the outstanding equity interests in the Company in the event of an unsolicited attempt by an acquiror to take over the Company in a manner or on terms not approved by the Board of Directors. Takeover attempts frequently include coercive tactics to deprive a corporation's Board of Directors

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and its  stockholders  of any real  opportunity  to determine the destiny of the corporation. The Rights have been declared by the Board in order to deter such tactics, including a gradual accumulation of shares in the open market of a 10% or greater position to be followed by a merger or a partial or two-tier tender offer that does not treat all stockholders equally. These tactics can unfairly pressure stockholders, squeeze them out of their investment without giving them any real choice and deprive them of the full value of their shares.

     The Rights are not intended to prevent a takeover of the Company on appropriate terms and will not do so. The Rights may be redeemed by the Company at $.01 per Right within ten days (or such later date as may be determined by the Continuing Directors) after the accumulation of beneficial ownership of 10% or more of the Company's shares by a single acquiror or group. Accordingly, the Rights should not interfere with any merger or business combination approved by the Board of Directors.

     Issuance of the Rights does not in any way weaken the financial strength of the Company or interfere with its business plans. The issuance of the Rights has no dilutive effect, will not affect reported earnings per share, should not be taxable to the Company or to its stockholders and will not change the way in which the Company's shares are presently traded. The Company's Board of Directors believes that the Rights represent a sound and reasonable means of addressing the complex issues of corporate policy created by the current takeover environment.

     However, the Rights may have the effect of rendering more difficult or discouraging an acquisition of the Company in a manner deemed undesirable by the Board of Directors. The Rights may cause substantial dilution to a person or group that attempts to acquire the Company on terms or in a manner not approved by the Company's Board of Directors, except pursuant to an offer conditioned upon the negation, purchase or redemption of the Rights.

Item 2. Exhibits.

1. First Amended and Restated Common Shares Rights Agreement dated as of December 14, 1990 between Sun Microsystems, Inc. and The First National Bank of Boston, including the form of Rights Certificate and the Summary of Terms attached thereto as Exhibits A and B, respectively. Incorporated by reference to Amendment No. 1 to Registration Statement on Form 8-A filed with the Securities and Exchange Commission by the Company on December 24, 1990.

2. Amendment dated as of October 28, 1991 to First Amended and Restated Common Shares Rights Agreement dated as of December 14, 1990 between Sun Microsystems, Inc. and The First National Bank of Boston. Incorporated by reference to Amendment No. 2 to Registration Statement on Form 8-A filed with the Securities and Exchange Commission by the Company on November 6, 1991.

3. Second Amendment dated as of August 5, 1992 to First Amended and Restated Common Shares Rights Agreement dated as of December 14, 1990 between Sun Microsystems, Inc. and The First National Bank of Boston. Incorporated by reference to Amendment No. 3 to Registration Statement on Form 8-A filed with the Securities and Exchange Commission by the Company on September 16, 1992.

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4.   Third  Amendment dated as of November 2, 1994 to First Amended and Restated
     Common Shares Rights Agreement dated as of December 14, 1990 between Sun Microsystems, Inc. and The First National Bank of Boston. Incorporated by reference to Amendment No. 4 to Registration Statement on Form 8-A filed with the Securities and Exchange Commisstion by the Company on November 16, 1995.

5. Fourth Amendment dated as of November 1, 1995 to First Amended and Restated Common Shares Rights Agreement dated as of December 14, 1990 between Sun Microsystems, Inc. and BancBoston State Street Investor Services (formerly, the First National Bank of Boston).

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                                   SIGNATURE

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

November 6, 1995                    SUN MICROSYSTEMS, INC.

                                    By: /s/  MICHAEL H. MORRIS
                                        ----------------------------------------
                                             Michael H. Morris, Vice President,
                                             General Counsel and Secretary


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                                 EXHIBIT INDEX

Exhibit Number
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5.   Fourth Amendment dated as of November 1, 1995 to First Amended and Restated
     Common Shares Rights Agreement dated as of December 14, 1990 between Sun Microsystems, Inc. and The First National Bank of Boston.

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